UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported):  July 17, 2014

Verso Paper Corp.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-34056 (Commission File No.)	75-3217389 (IRS Employer Identification No.)

Verso Paper Holdings LLC
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	333-142283 (Commission File No.)	56-2597634 (IRS Employer Identification No.)

6775 Lenox Center Court, Suite 400 Memphis, Tennessee 38115-4436 (Address of principal executive offices)

(901) 369-4100
(Registrant’s telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events

On July 17, 2014, Verso Paper Corp. (“Verso”) issued a press release announcing the expiration of the early tender time for the previously announced exchange offers and consent solicitations being conducted by its subsidiaries, Verso Paper Holdings LLC and Verso Paper Inc., with respect to their 8.75% Second Priority Senior Secured Notes due 2019 and 11⅜% Senior Subordinated Notes due 2016. A copy of the press release is attached as an exhibit to this report and is incorporated herein by reference.

Important Additional Information

This material is not a substitute for the joint proxy and information statement/prospectus that Verso and/or NewPage Holdings Inc. (“NewPage”) would file with the SEC or any other documents that Verso and/or NewPage may send to their stockholders in connection with the transaction. Verso has filed a registration statement on Form S-4, containing a joint proxy and information statement/prospectus for Verso and NewPage with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT CONTAINING THE JOINT PROXY AND INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED, OR THAT WILL BE FILED, WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and securityholders may obtain copies of the registration statement containing the joint proxy and information statement/prospectus and all other relevant documents filed with the SEC free of charge at the SEC’s web site (www.sec.gov) or from Verso Investor Relations at (http://investor.versopaper.com/).

Item 9.01	Financial Statements and Exhibits

(d)             Exhibits.

Exhibit No.	Description of Exhibit

99.1	Press release issued by Verso Paper Corp. on July 17, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, each of the registrants has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  July 17, 2014

VERSO PAPER CORP.

By:	/s/ Peter H. Kesser
Peter H. Kesser
Senior Vice President, General Counsel and Secretary

VERSO PAPER HOLDINGS LLC

By:	/s/ Peter H. Kesser
Peter H. Kesser
Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Press release issued by Verso Paper Corp. on July 17, 2014.